DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com





Heerlen (NL), March 23, 2005

DSM expands in China: new facilities for Composite Resins and Engineering Plastics

Royal DSM N.V. today announces the further expansion of production capacity in China for two of its Performance Materials.

DSM Engineering Plastics will expand its compounding capacity. This project includes new compounding lines, which will double total capacity for their Stanyl® PA46, Akulon® PA6 and Arnite® polyesters. These high-performance engineering plastics are used for instance in LCD displays, computers, games, mobile phones and cars. The existing facilities in Zhouzhuang in Jiangyin, Jiangsu province in China will be relocated to a new state of the art plant in Jiangyin Hitech Development Zone. The total investment at the new site will be some tens of millions USD. Operations at the new site will start in 2006.

DSM Composite Resins AG will build a Sizing plant on one of DSM's existing production sites. DSM Composite Resins AG is world market leader in Sizings & Binders and is entirely focused on serving the glass fiber market worldwide under the brand name NEOXIL®. In building a new plant, DSM Composite Resins is anticipating market growth in this area. DSM plans to start up the new facility in the second half of 2006. Capital budget is estimated at around USD 7 m.

"*China is a market which plays a key role in DSM's overall growth strategy*", comments Stefan Sommer, President of DSM China. *"The expansion of the production capacities of DSM Engineering Plastics and DSM Composite Resins in China highlights DSM's strong commitment to China. The results reflect this commitment: in 2004, DSM generated sales of EUR 420 million in China, a growth of 25 % compared to 2003."*

DSM Engineering Plastics

DSM Engineering Plastics is a business group forming part of Royal DSM N.V.'s Performance Materials cluster. DSM Engineering Plastics is a global supplier of various types of polyamides (PA6, PA66 and PA46), polyesters (PBT, PET and TPE-E), polycarbonate and ultra-high molecular weight polyethylene (PE), and extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, as well as in mechanical and extrusion applications. The business group had annual sales of EUR 624 million in 2004. With Stanyl, it is the global market leader in high heat resistant polyamides.

DSM Composite Resins

DSM Composite Resins is a business group forming part of Royal DSM N.V's Performance Materials cluster. DSM Composite Resins is the largest producer of structural resins in Europe and the global leader in Sizings & Binders (functional components used in the fiber-reinforced

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plastics industry). DSM Composite Resins is also a leader in gelcoats and in the distribution of composite materials and ancillaries. The Business Group is the third largest UP resin producer in the world and is the recognized leader in technology. The company is actively involved in product stewardship studies and supporting end-of-life recycling solutions for composite parts. The business group had annual sales of EUR 365 million in 2004.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around €8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

For more information:

DSM Corporate Communications
Petra Meijers
tel. +31 (45) 5782423
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com